FREYR Battery, Inc.
c/o The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

October 19, 2023

VIA EDGAR

Jenny O’Shanick
Asia Timmons-Pierce
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	FREYR Battery Amendment No. 1 to Registration Statement on Form S-4 Filed October 13, 2023 File No. 333-274434
Dear Sir or Madam:

This letter is submitted by FREYR Battery, Inc. (“FREYR”, “FREYR Delaware” or the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 17, 2023 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-274434) filed with the Commission on October 13, 2023 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments as well as other updates.

Risk Factors
The FREYR Delaware Amended and Restated Certificate of Incorporation and Bylaws will designate the Court of Chancery..., page 22

1.We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Comment: Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
FREYR Battery | www.freyrbattery.com    1

The forum selection provision in the Company’s Amended and Restated Certificate of Incorporation and Bylaws does not apply to establish the Court of Chancery of the State of Delaware as the forum for actions or proceedings brought to enforce a duty or liability created by the Securities Act or the Exchange Act. In response to the Staff’s comment, the Company has updated its disclosure on pages 22, 37, 83 and 88-89 of Amendment No. 2.

Comment: If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has updated its disclosure on pages 22, 37 and 88 of Amendment No. 2.

Comment: If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company advises the Staff that Article IX of its Amended and Restated Bylaws and Article XII of its Amended and Restated Certificate of Incorporation already state that unless the Company gives an Alternative Forum Consent, the federal district of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

In response to the Staff’s comment, the Company has updated Article IX of its Amended and Restated Bylaws to reflect that unless the Company gives an Alternative Forum Consent, the federal district of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act.

2.Please ensure that your disclosure is consistent with the scope of the provisions in your Amended and Restated Certificate of Incorporation and Bylaws.

In response to the Staff’s comment, the Company has supplemented its disclosure on pages 22, 37, 83 and 88-89 of Amendment No. 2.

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Please contact Denis Klimentchenko at +44 20 7519-7000 or via email at denis.klimentchenko@skadden.com should you require further information.

Sincerely,

/s/ Oscar Brown
Oscar Brown
Chairman of the Board of Directors (Principal Financial Officer and Principal Accounting Officer)
FREYR Battery, Inc.

cc:	Denis Klimentchenko, Danny Tricot and Maria Protopapa
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
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